Filed by Landcadia Holdings III, Inc. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Landcadia Holdings III, Inc. (File No. 001-39609)

This transcript set forth below was filed by Landcadia Holdings III, Inc. on January 25, 2021 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between Landcadia Holdings III, Inc. and HMAN Group Holdings, Inc.

Bloomberg

January 25, 2021

Douglas J. Cahill of HMAN Group Holdings, Inc.

Interview with Amanda Lang and Vonnie Quinn

Amanda Lang, Bloomberg

Hi, I’m Amanda Lang in Toronto alongside Vonnie Quinn in New York, and we have the Hillman Group, a construction parts supplier, the latest reverse listing thanks to a SPAC, this one owned by Jeffrey's CEO Rich Handler. Doug Cahill is CEO of Hillman Group he's with us now, Doug. Great to have you with us. And I do want to start with, perhaps the obvious, which is why this process. What changes for you today. Why did you want the listing in this way.

Doug Cahill

You know, for us it was two options: one, we could have gone the private equity route, or two, go to a traditional IPO or with a SPAC. I've known Richard Handler for several years and when I met Tilman it was very clear to me that Richard and Tilman both who have run businesses for many years, understood what Hillman did, understood the moat, understood that nothing happens till you sell something, and when I could see that they got the customer thing and the moat at Hillman, that's when I decided and working with CCMP, that this was a great opportunity for us.

Vonnie Quinn, Bloomberg

Yeah, I'm sure there were other potential opportunities as well, right Doug, I'm curious, so obviously Tillman Fertitta has a lot of experience in the entertainment world and, you know, obviously with with SPAC vehicles as well, with two already on the go. But, but what beyond that made you decide that those were the guys that were ready to help sell fasteners and so on. And beyond that your two board members you know you've got former astronaut captain, Scott Kirby and also Donna Cornell at the University of Houston, why these particular people.

Doug Cahill

Yeah, for us it was the ability to quickly get public. We've been reporting, sec compliant for 17 years as a company with our trust preferred, so it wasn't a matter of that, it was really a matter of, do they understand this business and can we get into a position where we can use this to fuel our growth and reduce our debt and Tilman and Richard both understood. They've just never seen a company like Hillman where we've grown organically 55 out of the last 56 years. And as soon as they figured that out. It was obvious to me and to them that this would be great for both of us.

Amanda Lang, Bloomberg

And then just so people understand him, and this is obviously a $2.6 billion deal, and as you said you had options at your disposal including private equity, what's the value of that capital to you, how will you deploy it.

Doug Cahill

So for us, we have lots of new opportunities in the knife sharpening business we have 32,500 robotic kiosk machines in retail stores today and plenty more to deploy. We sell 112,000 items and we shipped over 40,000 locations so when you think about the redetermination of the home today, from where people used to eat, sleep, and watch TV. Today, it's entertainment, it's school, it can be work also, fitness. There's a trend out there our customers are very bullish on. And this will help us keep up with that growth. We've always been based on repair and remodel and we've grown organically for the last 20 years at 6%. So it will help us fuel the growth, it will reduce our existing debt, and it will allow us to spend and invest behind marketing as well as working capital.

Vonnie Quinn, Bloomberg

Yeah, I mean it sounds like a good opportunity you, given that you'd already worked, you know, for many, many years with private equity groups so CCMP buying you from another private equity group in 2014. So this allows you to also up your valuation, but how concerned are you that there will be strong voices that will want to be heard, and that you might have to, you know, give in on a few things.

Doug Cahill

No I you know I'm not worried about that, I think that you know we had Hillman focus on the customer, Tilman and Richard have been very, very consistent, “Doug we want you and your team to run the business and continue to take great care of the customer,” so that's what we plan to do.

Amanda Lang , Bloomberg

This deal is expected to close, I believe second quarter 2021. I've got to ask you about market conditions, the market by some measures feels pretty toppy here. Do you worry at all about conditions changing materially or is this a deal that'll look good to you regardless, well I guess more importantly to your investors, regardless.

Doug Cahill

Yeah, I think that's actually one of our advantages because we've grown organically 55 out of 56 years and because we have the major customers that you need in this space. You know, we won vendor of the year this year, for example, at Depot, at Lowe's, at Tractor Supply, at Do It Best. I think day in, day out, that's going to be beneficial, regardless of what the markets doing. Certainly there'll be impact by the market, but Hillman is so steady and consistent with great organic growth and tremendous opportunities. We’ve bought six companies in the last three years on the M&A side, plenty of pipeline there, so I think people will see this as a really solid business that’s been growing really nicely for a very long time, and I think that will work really well in either market

Vonnie Quinn, Bloomberg

Just very briefly Doug, we’re talking about vaccines and distribution now, how do you see the second half of this year and into next year in terms of homes and whether people want to continue to renovate and nest, which is obviously good for your business, or if they want to get back out there again?

Doug Cahill

Well, I think everybody would like to get back out there. But I will say our major customers are saying, “Do not take your foot off the gas, this is not slowing down.” Simple things like lumber supply, there wasn’t enough, and you think about all the contractors that are backlogged, our deck screws, dry wall screws, concrete screws, fasteners of all types, picturehanging or repainting, letters numbers and signs for your mailbox or front, they continue to be strong, and then we’re introducing for the first time a robotic knife sharpening machine in January as well as an RFID fob duplication machine.

Vonnie Quinn, Bloomberg

Alright well, we’ll get on there and get some of those tools Doug Cahill, Hillman Group CEO.